UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934

eHi Car Services Limited

(Name of the Issuer)

Ctrip Investment Holding Ltd.
C-Travel International Limited
Ctrip.com International, Ltd.
Ocean General Partners Limited
Ocean Voyage L.P.
Ocean Imagination L.P.

Nanyan Zheng
Tianyi Jiang

(Names of Persons Filing Statement)

Class A Common Shares, par value US$0.001 per share*
American Depositary Shares, each representing two Class A Common Shares
(Title of Class of Securities)

26853A100**
(CUSIP Number)

Ctrip Investment Holding Ltd. C-Travel International Limited Ctrip.com International, Ltd. c/o 99 Fu Quan Road, Shanghai 200335 People’s Republic of China Phone: +86 21 3406 4880	Ocean General Partners Limited Ocean Voyage L.P. Ocean Imagination L.P. Nanyan Zheng Tianyi Jiang Unit 1903B-05 Exchange Tower, 33 Wang Chiu Road, Kowloon Bay, Hong Kong Fax: +852 3421 0430

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central, Hong Kong Tel: +852 3740 4700	Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 46/F, Jing An Kerry Centre, Tower II 1539 Nanjing West Road, Shanghai 200040 People’s Republic of China Tel: +86 21 6193 8200

This statement is filed in connection with (check the appropriate box):

a.             ☐            The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.             ☐            The filing of a registration statement under the Securities Act of 1933.

c.             ☐            A tender offer

d.             ☒           None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee****
US$33,588,899	US$4,185

*                             Not for trading, but only in connection with the listing on The New York Stock Exchange of the American Depositary Shares, each representing two Class A Common Shares.

**                      CUSIP number of the American Depositary Shares, each representing two Class A Common Shares.

***               Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended. The Transaction Valuation was calculated based on the purchase of up to 4,632,952 Class B Common Shares of eHi Car Services Limited at a price of no less than US$14.50 per ADS (no less than US$7.25 per Common Share).

****        The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2018, was calculated by multiplying the Transaction Valuation by 0.0001245.

☐                        Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION

This Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3”), is being filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Ctrip Investment Holding Ltd., a company organized under the laws of the Cayman Islands (“Ctrip Investment”); (b) C-Travel International Limited, a company organized under the laws of the Cayman Islands (“C-Travel”); (c) Ctrip.com International, Ltd., a company organized under the laws of the Cayman Islands (“Ctrip”, and together with Ctrip Investment and C-Travel, the “Ctrip Filing Persons”); (d) Ocean General Partners Limited, a company incorporated under the laws of the Cayman Islands (“Ocean GP”); (e) Ocean Voyage L.P., an exempted limited partnership registered under the laws of the Cayman Islands (“Ocean Voyage”); (f) Ocean Imagination L.P., an exempted limited partnership registered under the laws of the Cayman Islands (“Ocean Imagination”); (g) Mr. Nanyan Zheng, a PRC citizen, with the principal business address at Unit 1903B-05 Exchange Tower, 33 Wang Chiu Road, Kowloon Bay, Hong Kong (“Mr. Zheng”) and (h) Mr. Tianyi Jiang, a Hong Kong permanent resident, with the principal business address at Unit 1903B-05 Exchange Tower, 33 Wang Chiu Road, Kowloon Bay, Hong Kong (“Mr. Jiang”, and, together with Ocean GP, Ocean Voyage, Ocean Imagination and Mr. Zheng, the “Ocean Filing Persons”).

On April 2, 2018, an affiliate of the Ocean Filing Persons, Ocean Link Partners Limited (“OLPL”), submitted a preliminary, non-binding proposal (the “Ocean Proposal”) to the Board of Directors (the “Board”) of eHi Car Services Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), pursuant to which OLPL proposed to acquire all of the outstanding common shares of the Company (the “Common Shares”), including Common Shares represented by American depositary shares of the Company (each, an “ADS”), each of which represents two Class A common shares of the Company, for US$14.50 in cash per ADS or US$7.25 in cash per Common Share (as revised and superseded by the Revised Ocean Proposal (as defined below), the “Ocean Proposed Transaction”).

On April 6, 2018, Ctrip Investment entered into a consortium agreement (the “Consortium Agreement”) with Ocean Imagination (the “Ocean Link Consortium Members,” and collectively, the “Ocean Link Consortium”), pursuant to which the Ocean Link Consortium Members would cooperate in good faith in connection with the Ocean Proposed Transaction.

On June 29, 2018, the Ocean Link Consortium submitted a revised, non-binding proposal (the “Revised Ocean Proposal”) to the Board, pursuant to which the Ocean Link Consortium proposed to acquire all of the Common Shares, including Common Shares represented by ADSs, for US$15.50 in cash per ADS or US$7.75 in cash per Common Share.

On January 23, 2019, Mr. Ray Ruiping Zhang (the “Chairman” or “Mr. Zhang”), the Company’s Chairman and Chief Executive Officer, on behalf of certain members of the consortium under the Merger Agreement dated April 6, 2018 (the “Original Merger Agreement”), which included, among others, certain affiliates of MBK Partners Fund IV, L.P., The Crawford Group, Inc. and Dongfeng Asset Management Co. Ltd. (collectively, the “Chairman Consortium”), submitted a proposal to revise the Original Merger Agreement (the “Revised Proposal”) to the special committee (the “Special Committee”) of the Board. The Revised Proposal indicated, among other things, that the Chairman Consortium, concluded that the transactions provided for in the Original Merger Agreement could not be completed on the contemplated terms and that the Chairman Consortium was prepared to terminate the Original Merger Agreement unless the Special Committee agreed to amend the terms of the Original Merger Agreement. Under the terms of the Original Merger Agreement, either the Company or Parent (as defined below) could terminate the Original Merger Agreement if the merger contemplated by the Original Merger Agreement had not been completed by October 6, 2018.

In the Revised Proposal, Mr. Zhang indicated to the Special Committee that members of the Chairman Consortium were in discussions with representatives of the Ocean Link Consortium regarding the terms on which the members of the Ocean Link Consortium might agree to withdraw the Revised Ocean Proposal, and to join with certain members of the Chairman Consortium to form an updated consortium. In addition, in the Revised Proposal, Mr. Zhang indicated that, assuming an agreement could be reached between certain members of the Chairman Consortium and the Ocean Link Consortium:

•      Mr. Zhang, certain affiliates of MBK Partners Fund IV, L.P., The Crawford Group, Inc., and Dongfeng Asset Management Co. Ltd. would be prepared to join and form an updated consortium with certain members of the Ocean Link Consortium;

•      Ctrip and Ocean Imagination would contribute their Shares and ADSs to an affiliate of Parent as rollover equity;

•      certain affiliates of MBK Partners together with The Crawford Group would significantly increase their existing equity commitments, and Ocean Link would provide an additional equity commitment, to fund the cash consideration to be paid in the merger contemplated under the Revised Proposal, as a result of which the transactions contemplated under the Revised Proposal would be financed entirely through equity capital, in the form of cash contributions and rollover equity, and therefore no debt financing would be required; and

•      the changes to the composition of the Chairman Consortium and the terms of the Revised Proposal would provide increased closing certainty to all parties and a substantial benefit to the unaffiliated security holders of eHi.

On February 18, 2019, the Company entered into an Amended and Restated Agreement and Plan of Merger (the “Amended Merger Agreement”) with Teamsport Parent Limited (“Parent”) and Teamsport Bidco Limited (“Merger Sub”), a wholly owned subsidiary of Parent. The Amended Merger Agreement amends and restates in its entirety the Original Merger Agreement. Under the Amended Merger Agreement, shareholders of the Company will receive cash consideration equal to US$6.125 per Common Share or US$12.25 per ADS, other than Rollover Shares (as defined in the Amended Contribution and Support Agreement (as defined below)) and ADSs representing Rollover Shares, as applicable.

Concurrently with the execution of the Amended Merger Agreement, Ctrip Investment and Ocean Imagination entered into an amended and restated interim investors agreement (the “Interim Investors Agreement”) with MBK Partners Fund IV, L.P. (“MBKP”), The Crawford Group, Inc. (“Crawford Inc.”), L & L Horizon, LLC (“Horizon”), CDH Car Rental Service Limited (“CDH Car”), ICG Holdings 1, LLC (“ICG Holdco 1”), ICG Holdings 2, LLC (“ICG Holdco 2” and, together with ICG Holdco 1 and Crawford Inc., “Crawford”), Dongfeng Asset Management Co. Ltd. (“Dongfeng”), Teamsport Topco Limited (“Holdco”), Teamsport Midco Limited (“Midco”), Parent, and Merger Sub (Ctrip Investment, Ocean Imagination, CDH Car, MBKP, Horizon, Crawford, Dongfeng, Holdco, Midco, Parent, Merger Sub and other parties who join the Updated Buyer Group, collectively, the “Updated Buyer Group”). Pursuant to the terms of the Interim Investors Agreement, the Ctrip Filing Persons and the Ocean Filing Persons agreed to (a) join the other members of the Updated Buyer Group in proposing to acquire all of the Common Shares, including Common Shares represented by ADSs, that are not owned by the members of the Updated Buyer Group; (b) join the other members of the Updated Buyer Group as filing parties to any Schedule 13E-3 filing in relation to the transactions contemplated under the Interim Investors Agreement; and (c) within two (2) business days after the execution of the Interim Investors Agreement, withdraw the Revised Ocean Proposal and make any and all filings required in connection with such withdrawal with the SEC.

Concurrently with the execution of the Amended Merger Agreement, Ctrip Investment and Ocean Imagination entered into an Amended Contribution and Support Agreement (the “Amended Contribution and Support Agreement”) with certain other members of the Updated Buyer Group. Under the terms of the Amended Contribution and Support Agreement, the Ctrip Filing Persons and the Ocean Filing Persons have agreed (a) to vote all of their respective Shares (including Shares represented by ADSs) in favor of the authorization and approval of the Amended Merger Agreement and the merger transaction contemplated thereunder (the “Merger”) (and against any alternative transaction); and (b) that the Rollover Shares will, in connection with and immediately prior to the effective time of the Merger, be contributed to Holdco in exchange for newly issued ordinary shares of Holdco, be contributed by Holdco to Midco, be contributed by Midco to Parent and continue as ordinary shares of the Company, as the surviving company in the Merger, without payment of any consideration or distribution therefor.

Concurrently with the execution of the Amended Merger Agreement, the Company, certain members of the Chairman Consortium, and the members of the Ocean Link Consortium entered into a Global Settlement Agreement pursuant to which each of the parties thereto has agreed to withdraw and release its existing claims against each other party thereto in connection with its existing disputes in the courts of the Cayman Islands and in arbitration in Hong Kong, other than certain reserved costs claims, and subject to the consummation of the Merger, to withdraw and release such reserved costs claims.

Concurrently with the execution of the Amended Merger Agreement, the members of the Ocean Link Consortium submitted a notice to the Board withdrawing the Revised Ocean Proposal.

By filing this Transaction Statement, the Filing Persons hereby withdraw the Schedule 13E-3 that was filed with the SEC on May 4, 2018, Amendment No. 1 to Schedule 13E-3 that was filed with the SEC on June 20, 2018, Amendment No. 2 to Schedule 13E-3 that was filed with the SEC on August 8, 2018, and Amendment No. 3 to Schedule 13E-3 that was filed with the SEC on August 17, 2018.

Item 16     Exhibits

(d) - (1)        Interim Investors Agreement, dated as of February 18, 2019, by and among Ctrip Investment, Ocean Imagination, CDH Car, MBKP, Horizon, Crawford, Dongfeng, Holdco, Midco, Parent, and Merger Sub.

(d) - (2)        Amended and Restated Contribution and Support Agreement, dated as of February 18, 2019, by and among Horizon, Crawford, Ctrip Investment, CDH Car, and Dongfeng, Holdco, Midco and Parent.

(d) - (3)        Notice of Withdrawal from Ocean Link Partners Limited and Ctrip.com International, Ltd. dated as of February 18, 2019.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 20, 2019

CTRIP INVESTMENT HOLDING LTD.

By:	/s/ Xiaofan Wang
Name:	Xiaofan Wang
Title:	Director

C-TRAVEL INTERNATIONAL LIMITED

By:	/s/ Min Fan
Name:	Min Fan
Title:	Director

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ Xiaofan Wang
Name:	Xiaofan Wang
Title:	Chief Financial Officer

OCEAN IMAGINATION L.P. a Cayman Islands exempted limited partnership

By:	Ocean Voyage L.P.
its General Partner

By:	Ocean General Partners Limited
its General Partner

By:	/s/ Tianyi Jiang
Name:	Tianyi Jiang
Title:	Director

OCEAN VOYAGE L.P. a Cayman Islands exempted limited partnership

By:	Ocean General Partners Limited
its General Partner

By:	/s/ Tianyi Jiang
Name:	Tianyi Jiang
Title:	Director

OCEAN GENERAL PARTNERS LIMITED

By:	/s/ Tianyi Jiang
Name:	Tianyi Jiang
Title:	Director

TIANYI JIANG

By:	/s/ Tianyi Jiang
Name:	Tianyi Jiang

NANYAN ZHENG

By:	/s/ Nanyan Zheng
Name:	Nanyan Zheng

Exhibit Index

(d) - (1)   Interim Investors Agreement, dated as of February 18, 2019, by and among Ctrip Investment, Ocean Imagination, CDH Car, MBKP, Horizon, Crawford, Dongfeng, Holdco, Midco, Parent, and Merger Sub.

(d) - (2)   Amended and Restated Contribution and Support Agreement, dated February 18, 2019, by and among Horizon, Crawford, Ctrip Investment, CDH Car, and Dongfeng, Holdco, Midco and Parent.

(d) - (3)   Notice of Withdrawal from Ocean Link Partners Limited and Ctrip.com International, Ltd. dated as of February 18, 2019.